[Cooley Godward Kronish LLP Letterhead]

October 2, 2006

VIA EDGAR

Jeffrey Riedler
Zafar Hasan
Ibolya Ignat
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Affymax, Inc.
Amendment No. 2 to Registration Statement
Registration File No. 333-136125

Ladies and Gentlemen:

On behalf of Affymax, Inc. (the "Company"), we are transmitting for filing one copy of Amendment No. 2 (the "Amendment") to the Registration Statement on Form S-1, File No. 333-136125 (the "Registration Statement"), marked to show changes to Amendment No. 1 to the Registration Statement filed with the Securities and Exchange Commission (the "Commission") on September 1, 2006.

The Amendment is being filed in response to comments received from the staff of the Commission (the "Staff"), by letter dated September 15, 2006 with respect to the Registration Statement (the "Comments"). The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff's convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

General
Form S-1/A filed September 1, 2006
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Revenue Recognition, page 35

1.
Please expand your disclosure both herein, on page 32 and in Note 2 to your consolidated financial statements to clarify how you consider revenue related to reimbursement of third-party U.S. clinical development expenses and profit sharing expense due from Takeda to be "earned" in relation to the applicable criteria of SAB No. 104, Topic 13A.1.

The Company addresses the treatment of U.S. clinical development expenses and profit sharing expenses due from Takeda in two parts.

Development expenses

Under the June 2006 collaboration agreement with Takeda, the parties agreed to co-develop Hematide in the U.S. under a U.S. development plan. Each party is primarily responsible for the development and commercialization of Hematide for the treatment of a separate disease indication. The Company has primary responsibility for Hematide's clinical development plan and clinical trials in the dialysis and pre-dialysis indications, while Takeda will have primary responsibility in the chemotherapy induced anemia and anemia of cancer indications. Third-party U.S. clinical development expenses incurred under the U.S. development plan after December 31, 2006, regardless of indication, will be shared by both parties as follows:

  –
  Takeda will bear all initial third-party U.S. clinical development expenses up to $50 million, and

  –
  Third-party U.S. development expenses in excess of $50 million will be borne 70% by Takeda and 30% by the Company.

The parties will document and summarize third-party expenses quarterly and the net amount payable between the parties will be settled at the end of each quarter. Based on the cost sharing structure of these U.S. development expenses, it is anticipated that the Company will be the net recipient of cash flows over the period of the U.S. development plan.

The Company evaluated the criteria in SAB No. 104, Topic 13 A.1 for revenue recognition as follows:

Criteria	Conclusion
Persuasive evidence of an arrangement exists	The Company entered into a definitive agreement in June 2006.
Delivery has occurred or services have been rendered
The Company's services constitute the execution of the U.S. development plan for its designated indication. Third-party development expenses are incurred as the Company executes its responsibilities and has the services rendered under the U.S. development plan.
The seller's price to the buyer is fixed or determinable
The reimbursement amount is determined on a quarterly basis based on the actual third-party development costs incurred by the Company in connection with executing the U.S. development plan and is not subject to any future refund or adjustment. The Company will have determined, based on review of performance under the U.S. development plan, the amount of reimbursable development expenses at the time those expenses are incurred.
Collectibility is reasonably assured
Reimbursement of development expenses will occur on a quarterly basis with Takeda, the largest pharmaceutical company in Japan. Based on the Company's assessment of Takeda's financial position and Takeda's involvement in the entire development program and the agreement, the Company strongly believes that collectibility is reasonably assured.

Accordingly, the Company records the reimbursement of development costs under the agreement as revenue when all the SAB 104 criteria are met.

The Company also evaluated the presentation of the reimbursement of development expenses on a gross versus net basis in accordance with EITF No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent." Based on the evaluation of all these indicators, the Company determined that development cost reimbursement revenue should be recognized on a gross basis. In particular, the Company is the primary obligor under the agreement since it is responsible for executing the U.S. development plan, which will form the basis for regulatory submissions and approvals throughout the world. Additionally, the Company has complete supplier discretion, is directly involved in determining the service specifications and bears the credit risk for manufacturing and supply expenses.

Additionally, the consensus in EITF No. 01-14, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred", reinforces the Company's assertion that reimbursements received for out-of-pocket expenses incurred should be characterized as revenue.

Other than the EITF topics discussed above, there is no authoritative accounting literature that specifically addresses the reimbursement of development costs received by biotechnology and pharmaceutical companies. The assessment under the guidance listed above represents the Company's best effort to properly account for these transactions. The Company is aware that the EITF has a project on its agenda to provide additional guidance for these types of transactions (EITF Agenda Committee Report August 3, 2006). The income statement classification used by the Company is consistent with one of the views being discussed by this EITF as guidance.

The Registration Statement has been revised on pages 34, 36, 37, F-13 and F-35 in response to the Staff's comment.

Profit sharing expenses

Under the June 2006 collaboration agreement with Takeda, the parties agreed to co-promote Hematide in the U.S. The parties will share profits equally for the U.S. finished product sold during the co-promotion term regardless of the indication for which the product may be sold.

The net amount payable to the Company by Takeda will be determined and settled on a quarterly basis and the earnings process for the profit share on each product is completed as finished product is sold during each quarter in the co-promotion period.

The Company evaluated the criteria in SAB No. 104, Topic 13 A.1 for revenue recognition of the profit sharing expenses as follows:

Criteria	Conclusion
Persuasive evidence of an arrangement exists	The Company entered into a definitive agreement in June 2006.
Delivery has occurred or services have been rendered	The Company's co-promotion services are performed at or before the time the finished product is sold.
The seller's price to the buyer is fixed or determinable	The profit sharing amount is calculated pursuant to the agreement based on actual total sales of finished product.
Collectibility is reasonably assured
Payment of profit sharing will be made on a quarterly basis by Takeda, the largest pharmaceutical company in Japan. Based on the Company's assessment of Takeda's financial position and Takeda's involvement in the entire development program and the agreement, the Company strongly believes that collectibility is reasonably assured.

The Registration Statement has been revised on pages 34, 36, 37, F-13 and F-35 in response to the Staff's comment.

2.
Please refer to your response to comment 27. Please tell us why it is appropriate to defer revenue recognition of your up-front payment until final delivery of the clinical, trial results.

As discussed in our response letter to comment 27 dated September 1, 2006, the Company concluded that the agreements are a single unit of accounting after an evaluation of EITF 00-21, "Revenue Arrangements with Multiple Deliverables".

The Company originally determined that it will defer the commencement of revenue recognition for this single unit of accounting until the final delivery of the clinical trial results which is expected to occur during the second half of fiscal 2007. The Company has an obligation to deliver the results of its preclinical, non-clinical, Phase I and Phase II clinical trials that were ongoing in the U.S. and Europe on the agreement effective date. Without delivery of the clinical trial results, the license that was issued providing Takeda a right to use the Company's data resulting from the aforementioned clinical trials, is of no or little value to Takeda. The license and the associated clinical trial results allow Takeda to explore research and development in any jurisdiction outside the U.S. and therefore the clinical trial results are deemed essential for Takeda to execute their right under the license. Takeda puts tremendous value on the delivery of the clinical trial results and this act is so significant that if not delivered, would constitute a breach by the Company and Takeda will have the contractual right to terminate the agreements.

Due to the contractual significance of the delivery of clinical trial results (including possible termination by Takeda), the Company decided that it would not be appropriate to recognize the up-front payment at any time prior to the delivery of the clinical trial results.

The Company therefore determined that, upon final delivery of the clinical trial results, which is expected to be during the second half of fiscal 2007, the Company will commence recognizing revenue from non-refundable, upfront fees and other non-substantive milestone payments ratably over the estimated term of its performance under the agreements which was expected to be twenty years from the effective date based on the timing of patent expiration and the belief that its participation on the joint steering committee would become inconsequential at that point in time.

However, upon further analysis and informal discussions with Takeda about the Company's required participation on the joint steering committee obligation, the Company determined that the term of the Company's joint steering committee obligation extends for as long as products subject to the collaboration with Takeda are being sold under both agreements by either of the parties. As a result, it is no longer possible to reasonably and reliably estimate the expected performance period for this obligation which was initially assessed to be twenty years from the agreement effective date. Accordingly, the expected performance period of the Company's steering committee obligations is currently indefinite. Therefore, the Company will now defer the commencement of revenue recognition for this single unit of accounting until the earlier of either (i) the expected performance period of the Company's joint steering committee obligations can be reasonably and reliably estimated or (ii) the Company is no longer contractually obligated to perform all joint steering committee duties.

This change in the Company's assessment moves the trigger for revenue recognition from the final delivery of clinical results to a later date that cannot be determined at this time. As the Company had not delivered the clinical results, no revenue has been recognized to this date for this portion of the agreement.

The Registration Statement has been revised on pages 34, 36, 37, F-13 and F-35 in response to the Staff's comment.

Stock-Based Compensation, page 36

3.
Please expand your disclosure to include the following information relating to your issuances of equity instruments:

•
A discussion of significant factors, assumptions, and methodologies used in determining fair value, as your statement that your board of directors and management considered "progress and milestones attained in your business" is vague;

•
A discussion of how management considered the information provided by the unrelated third party valuation specialist that you engaged in July 2006 in relation to management's methodology, and

•
A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price, giving consideration to the price determined via your July 2006 contemporaneous valuation by an unrelated valuation specialist.

The Registration Statement has been revised on page 38 in response to the Staff's comment.

4.
Please provide a consent from your third-party valuation specialist and include the valuation specialist in the "Experts" section of the filing.

The consent of the third-party valuation firm has been included as Exhibit 23.3 to the Registration Statement and is filed herewith.

The Registration Statement has been revised on page 117 in response to the Staff's comment.

5.
Please disclose and provide us with additional information, both here and in note 8 to your consolidated financial statements, regarding your determination of the volatility factor related to your share-based payments. That is, correlate your selection of an expected volatility factor to paragraph 23 of SFAS No. 123(R) and provide further detail as to how you identified "industry peers," as discussed, for example, in paragraphs A22 and A139 of SFAS No. 123(R). Specify how you considered the stage of life cycle, size and financial leverage of the "industry peers" that you looked to in estimating your volatility factor.

The Company evaluated the volatility factor related to its share-based payments in accordance with the provisions of SFAS No. 123(R). Because the Company is privately held and does not have traded options or a market-determined price history for its equity instruments, the Company determined that is was not practicable to estimate the expected volatility of its share price at each grant date. As such, the Company based expectation of future volatility on the average volatilities of publicly traded industry peers.

To develop a historical volatility estimate, the Company selected industry peers in the biopharmaceutical industry in the developmental stage. The selection process included a consideration of the size of the company, including market capitalization among other factors. In addition, financial leverage of each industry peer was taken into account. Each industry peer had historical prices for at least the length of the expected term of the Company's share-based payments. The following industry peers were selected:

Company Name	Clinical Trial Phase	Debt/Equity Ratio	Revenue (in millions)[1]	Net Loss (in millions)[1]	Market Capitalization (in millions)[2]
Geron Corporation	II	0	$0.3	$(33.5)	$475.9
ARIAD Pharmaceuticals, Inc.	II	0.11	$1.2	$(55.5)	$397.6
BioCryst Pharmaceuticals, Inc.	II	0	$0.2	$(26.1)	$430.6
Sirna Therapeutics, Inc.	II	0	$4.9	$(23.9)	$477.9
Genaera Corporation	III	0	$0.4	$(26.4)	$86.0
Panacos Pharmaceuticals, Inc.	II	0	$1.0	$(59.1)	$320.3
DUSA Pharmaceuticals, Inc.	II	0	$11.3	$(15.0)	$114.7
Avi BioPharma	II	0	$4.8	$(16.7)	$246.9
Vion Pharmaceuticals, Inc.	II/III	0	$0	$(18.0)	$114.0
Trimeris, Inc.	II/III	0	$19.1	$(8.1)	$266.6
OrthoLogic Corporation	II/III	0	$0	$(27.2)	$70.2
1
Amounts for the most recent fiscal year.
2
As of May 15, 2006.

The Registration Statement has been revised on pages 40 and F-29 in response to the Staff's comment.

6.
Please furnish your letter dated September 1, 2006 regarding stock compensation via EDGAR. In addition, please tell us why the fair value of your stock did not increase significantly in February 2006 upon your entry into the collaboration agreement with Takeda for your main product candidate, Hematide. It appears that the options granted in February 2006 were in anticipation of the Takeda agreement which was effective on February 13, 2006.

The letter dated September 1, 2006 to the Staff regarding stock compensation has been furnished via EDGAR, with a confidential treatment request for the preliminary price range information.

The fair value of the Company's common stock did not increase significantly in February 2006 upon the execution of the collaboration agreement with Takeda because the execution of the collaboration agreement, along with other value-creating activities, were the result of efforts over a period of time. Discussions regarding a potential collaboration commenced with several unrelated parties in September 2005. The Company continued simultaneous negotiations with two parties until a few days before Takeda was selected as the partner in February 2006. Under the first collaboration agreement with Takeda, the companies agreed to develop and commercialize Hematide in Japan and the Company received an upfront license fee of $17 million from Takeda. The magnitude of this transaction for a territory in which the Company expected to partner was favorable, but unremarkable by industry standards. Based on the foregoing and other value-creating events as discussed in the letter dated September 1, 2006 to the Staff regarding stock compensation, the Company believes that a "linear" approach is most appropriate to estimate appreciation in the fair value of its common stock from January 1, 2005 through February 10, 2006. Further, the Company engaged an independent valuation firm that determined the common stock value as of February 10, 2006.

Of the aggregate of 2,057,891 stock option grants made to employees and directors in February 2006, 642,891 stock option grants were new hire grants and 1,415,000 stock option grants were stock option grants to existing employees. The Company generally grants stock options to new employees. Stock option grants to existing employees are discretionary and generally determined by the Company's board of directors on an annual basis around the end of each fiscal year.

The board of directors' meeting to determine the stock option grants to existing employees was held in February of 2006. These grants included 682,000 stock options to the Company's Chief Executive Officer, 256,000 stock options to the Company's Executive Vice President, Research and Development, and a total of 477,000 stock options to all other employees. The board of directors determined that the stock option grants to existing employees were appropriate based on the success of the Company and its employees during 2005.

7.
We acknowledge the general discussion included in your "Overview," including your assertion that Hematide represented approximately 78% of your research and development expense in fiscal 2005. However, we believe that your disclosures about historical research and development expenses and estimated future expenses related to your major research and development projects, particularly those product candidates other than Hematide, as referenced on page 57, could be enhanced for investors. Please refer to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII—Industry Specific Issues—Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001..htrn#secviii. Please then provide us with information in a disclosure-type format, regarding the costs incurred during each period presented and to date on each of the research and development projects in your pipeline. If you do not maintain research and development costs by project, please clarify in the filing why management does not maintain and evaluate research and development costs by project. Include other quantitative or qualitative analyses that indicate the amount of the company's resources being used on these projects. Please also provide us with the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, please clarify in the filing the facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

The Registration Statement has been revised on page 35 in response to the Staff's comment.

Comparison of Years Ended December 31, 2003 and 2004, page 41.

8.
Please raise your disclosure to provide further detail regarding the $4.2 million intangible asset impairment that you recorded during the fiscal year ended December 31, 2003. Refer to Item 303(a)(3)(i) of Regulation S-K. Clarify what the change in corporate strategy was and how that resulted in your impairment.

The Registration Statement has been revised on page 43 in response to the Staff's comment.

Notes to Consolidated Financial Statements
Note 6. Preferred Stock page F-21

9.
Refer to your response to comment 22. Please revise your response regarding your warrants to address the additional conditions necessary for equity classification in paragraphs 12-32 of EITF No. 00-19.

SFAS No.133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. However, paragraph 11(a) of SFAS No. 133 states the entity shall not consider the contracts issued or held by that entity that meet the following criteria as derivative instruments:

Warrants:

In accordance with EITF No. 00-19, the Task Force observed that, pursuant to paragraphs 11(a) and 12(c) of Statement 133, if an embedded derivative is indexed to the reporting entity's own stock and would be classified in stockholders' equity if it was a freestanding derivative, that embedded derivative is not considered a derivative for purposes of Statement 133.

SFAS No. 133 paragraph 11(a) Criteria	Conclusion
Indexed in the entity's own stock and	Warrants are indexed to the Company's stock as settlement is performed through issuance of the Company's common stock.
Classified in stockholders' equity in the entity's statement of financial position	Classification of warrants in stockholders' equity was determined through examination of EITF No. 00-19. Refer to analysis below.

EITF No. 00-19 Consideration

EITF No. 00-19 Reference	Conclusion
Paragraph 1—Entities entering into contracts that are indexed to, and sometimes settled in, its own stock	Warrants are indexed to the Company's stock as settlement is performed through issuance of the Company's common stock.

Paragraph 2—contracts may be either freestanding or embedded in another financial instrument. A freestanding contract is entered into separate and apart from any of the Company's other financial instruments or equity transactions, or it is entered into in conjunction with some other transaction and is legally detachable and separately exercisable.	Detachable common stock warrants were issued to investors in conjunction with the issuance of the Company's Series D Preferred Stock.

The initial balance sheet classification of the contracts is generally based on the concept that contracts that require net-cash settlement are assets or liabilities and contracts that require settlement in shares are equity instruments. In accordance with paragraph 8 of EITF No. 00-19, contracts should initially be classified as equity in the following situations:

EITF No. 00-19, paragraph 8 Criteria	Conclusion
Contracts that require physical settlement or net-share settlement, or	The warrant agreements require either physical settlement or net-share settlement.

Contracts that give the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the criteria set forth in paragraphs 12-32 have been met	As discussed above, the contracts provide for settlement in the Company's shares through either physical or net-share settlement. The Company does not have a choice of net-cash settlement.

As the contracts require physical settlement or net-share settlement, it should be classified as equity in accordance with the first criteria of paragraph 8 of EITF No. 00-19.

Furthermore, if the Company had a choice of net-cash settlement as described in the second criteria of paragraph 8 of EITF No. 00-19 above, the contract will still meet all of the criteria to qualify as equity classification. The additional criteria to qualify for equity classification, as discussed in paragraph 12-32 of EITF No. 00-19, is applied to the warrant agreements as follows:

EITF No. 00-19 Paragraph Reference	Conclusion
Paragraphs 12 and 13—contracts that include any provision that could require net-cash settlement cannot be accounted for as equity of the Company.	The warrant agreements require either physical settlement or net-share settlement. There are no provisions that would require net-cash settlement.
Paragraph 14 through 18—the contract permits the Company to settle in unregistered shares.	The warrant agreements permit the settlement of shares that will be exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended.

Paragraph 19—the Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.	After consideration of all other commitments that may require issuance of stock, the Company has sufficient authorized and unissued shares to settle the contract obligation.
Paragraphs 20 through 24—the contract contains an explicit limit on the number of shares to be delivered in a net-share settlement.
The warrant agreements provide for net exercise only if the fair market value of the Company's common stock is greater than the exercise price of the warrant. Accordingly, the number of shares to be delivered in a net-share settlement will not exceed the specified number of shares to be issued through physical settlement under the warrant agreements.
Paragraph 25—there are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC.	There are no requirements under the warrant agreements for the Company to make cash payments to the counterparty in the event they fail to make timely filings with the SEC.

Paragraph 26—there are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions).	There are no provisions for required payments in the warrant agreements if some specified return of the amount due on sale is not satisfied by the sale proceeds.
Paragraphs 27 and 28—the contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.	The warrant agreements neither contemplates nor permit net-cash settlement.

Paragraphs 29 thru 31—there are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.	There are no provisions under the warrant agreements which provide rights to the warrant holders that rank higher than those of a holder of the Company's common stock.
Paragraph 32—there is no requirement in the contract to post collateral at any point or for any reason.	There is no requirement for the Company to post any collateral in relation to the warrant agreements.
10.
We acknowledge your response to comment 23; however, your revised disclosure does not clarify for investors why it is appropriate to assume the automatic conversion of all of your preferred shares upon the IPO. Please revise your disclosure throughout the filing accordingly.

The Registration Statement has been revised on pages 3, 4, 27, 29, 104 and F-10 in response to the Staff's comment.

Note 8. Stock-Based Compensation, page F-25

11.
We acknowledge your response to comment 26 and reissue our comment, as you have not yet disclosed your estimated IPO price. Please revise/update the vested/unvested intrinsic value option information included on page 39 of your MD&A based on your estimated IPO price through the date of the most recent balance sheet presented.

The Registration Statement has been revised on page 39 in response to the Staff's comment regarding vested/unvested intrinsic value option information through the date of the most recent balance sheet presented.

With respect to the disclosure of the estimated IPO price, the Company respectfully advises the Staff that from January 2005 through August 2006 as set forth on the table below, a total of 42 issuers have completed public offerings in the life sciences area. Of those, only 5 have priced at or above the mid-point of the original filing price range, with the average issue pricing 24% below the mid-point of the original filing price range. In light of this evidence, the Company and the underwriters strongly believe that disclosure of the price range at this time would be deleterious to its marketing of an offering. Accordingly, in order to avoid market risk, the Company and the underwriters believe that the most appropriate timing for inclusion of a price range is closer to the time when the Company begins marketing the offering. The estimated offering price used for the calculation of the stock-based compensation set forth in Note 8, beginning on page F-26 are based on the preliminary range estimates of the underwriters. The Company will update the calculations consistent with its linear analysis based on a filing range anticipated to be finalized shortly after conversations with the staff confirming that the Company has otherwise provided all information investors require for an informed decision. As discussed in Comment 12, the Company will include the mid-point of the price range information when the estimated offering price range is known.

Med Tech IPOs 2005-2006 YTD

		Initial Filed Price Range($)
Name						Offer Price($)	File to Offer(%)
	Pricing Date	Date	Low	Mid	High
DexCom Inc	4/13/2005	3/24/2005	12.00	13.00	14.00	12.00	(7.7)
Micrus Endovascular Corp	6/15/2005	5/17/2005	12.00	13.00	14.00	11.00	(15.4)
ev3 Inc	6/16/2005	5/26/2005	16.00	17.00	18.00	14.00	(17.6)
HemoSense Inc.	6/28/2005	5/6/2005	9.00	11.00	13.00	5.50	(50.0)
CryoCor Inc.	7/13/2005	5/10/2005	10.00	12.00	14.00	11.00	(8.3)
AtriCure Inc.	8/4/2005	7/7/2005	12.00	13.00	14.00	12.00	(7.7)
Genomic Health	9/28/2005	9/9/2005	12.00	13.00	14.00	12.00	(7.7)
NxStage Medical Inc.	10/27/2005	9/21/2005	13.00	14.00	15.00	10.00	(28.6)
Electro-Optical Sciences Inc.	10/28/2005	7/15/2005	10.00	11.00	12.00	5.00	(54.5)
Cynosure	12/8/2005	11/2/2005	12.00	13.00	14.00	15.00	15.4
Cardica Inc.	2/2/2006	12/20/2005	12.00	13.00	14.00	10.00	(23.1)
Northstar Neuroscience	5/4/2006	4/17/2006	12.00	13.00	14.00	15.00	15.4
BioMimetic	5/12/2006	4/26/2006	11.00	12.00	13.00	8.00	(33.3)
Restore Medical	5/16/2006	4/28/2006	9.00	10.00	11.00	8.00	(20.0)
Alphatec Holdings Inc.	6/2/2006	5/8/2006	13.00	14.00	15.00	9.00	(35.7)
Volcano Corp	6/14/2006	5/24/2006	10.00	11.00	12.00	8.00	(27.3)
Mean							(19.1)
Median							(19.1)
Biotech IPOs 2005-2006 YTD
ViaCell	1/20/2005	12/30/2004	7.00	8.00	9.00	7.00	(12.5)
Favrille	2/2/2005	1/7/2005	12.00	13.00	14.00	7.00	(46.2)
Icagen	2/2/2005	1/14/2005	10.00	11.00	12.00	8.00	(27.3)
Threshold	2/3/2005	1/11/2005	14.00	15.00	16.00	7.00	(53.3)
Aspreva Pharma	3/3/2005	2/11/2005	13.00	14.00	15.00	11.00	(21.4)
XenoPort	6/2/2005	5/16/2005	14.00	15.00	16.00	10.50	(30.0)
Advanced Life Sciences Holdings	7/20/2005	6/28/2005	11.00	12.00	13.00	5.00	(58.3)
Coley Pharmaceutical Group	8/9/2005	7/21/2005	14.00	15.00	16.00	16.00	6.7
Adam's Respiratory	7/20/2005	7/6/2005	14.00	15.00	16.00	17.00	13.3
Sunesis	9/26/2005	9/1/2005	9.00	10.00	11.00	7.00	(30.0)
Avalon	9/28/2005	6/23/2005	10.00	11.00	12.00	10.50	(4.5)
Accentia	10/28/2005	5/16/2005	11.00	12.00	13.00	8.00	(33.3)
Combinatorx	11/9/2005	2/14/2005	10.00	11.00	12.00	7.00	(36.4)
Somaxon	12/14/2005	11/30/2005	13.00	14.00	15.00	11.00	(21.4)
Altus Pharmaceuticals	1/25/2006	1/11/2006	14.00	15.00	16.00	15.00	0.0
SGX Pharmaceuticals	1/31/2006	1/4/2006	11.00	12.00	13.00	6.00	(50.0)
Valera Pharmaceuticals	2/1/2006	1/17/2006	10.00	11.00	12.00	9.00	(18.2)
Iomai Corp	2/1/2006	1/9/2006	11.00	12.00	13.00	7.00	(41.7)
Acorda Therapeutics	2/9/2006	1/23/2006	11.00	12.00	13.00	6.00	(50.0)
Alexza	3/8/2006	2/15/2006	10.00	11.00	12.00	8.00	(27.3)
Targacept	4/11/2006	3/16/2006	11.00	12.00	13.00	9.00	(25.0)
Vanda	4/12/2006	3/17/2006	12.00	13.00	14.00	10.00	(23.1)
Omrix	4/20/2006	3/24/2006	15.00	16.00	17.00	10.00	(37.5)
Novacea	5/9/2006	4/14/2006	11.00	12.00	13.00	6.50	(45.8)
Replidyne	6/28/2006	6/13/2006	14.00	15.00	16.00	10.00	(33.3)
Osiris Therapeutics	8/4/2006	6/17/2006	11.00	12.00	13.00	11.00	(8.3)
Mean							(27.5)
Median							(27.5)

Overall 2005-2006 YTD
Mean	(24.3)
Median	(26.1)
12.
We acknowledge your response to comments 24 and 25 and will continue to reissue our comment until you have disclosed an estimated offering price. Therefore, please disclose in your financial statements, at a minimum, the following information for equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the filing:

•
The number of options or shares granted at each applicable date, as well as the related exercise price; underlying fair value of the common stock; and the intrinsic value, if any;

•
Whether or not you obtained a contemporaneous valuation in determining the fair value of the equity instruments; and

•
Whether or not the valuation specialist used was a related party.

  Additionally, please provide all of the above information to us, supplementally, for equity instruments that you issue subsequent to the date of the latest balance sheet that you include in your filing through the date of your latest response.

The Company respectfully acknowledges the Staff's comment and will revise the disclosure in the Registration Statement when the estimated offering price range is known. The Company has revised the Registration Statement on page 38 to reflect the fact that an indpendent valuation specialist, who was retained in July 2006, provided a valuation of the Company's common stock as of February 10, 2006. The Company has revised the supplemental letter originally dated September 1, 2006 to today's date in response to the Staff's comments to include all equity instruments issued since June 30, 2006, the date of the latest balance sheet, through the date of this letter and, as provided in Comment 6, is furnishing the letter via EDGAR.

The Registration Statement has been revised on pages 38 and F-33 in response to the Staff's comment.

Please do not hesitate to call me if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/  LAURA A. BEREZIN

Laura A. Berezin

cc:
Arlene M. Morris, Affymax, Inc.
Paul B. Cleveland, Affymax, Inc.
Bryan W. Andrzejewski, Morgan Stanley
Bruce K. Dallas, Davis Polk & Wardwell
Glen Sato, Cooley Godward Kronish LLP
Tania Devilliers, PricewaterhouseCoopers